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                                                                      Exhibit 1

FOR IMMEDIATE RELEASE
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Cincinnati, Ohio. January 6, 1998

         Frisch's Restaurants, Inc. and Golden Corral Franchising Systems, Inc. announced today that they have signed an area development agreement whereby Frisch's will open and operate twenty-three Golden Corral restaurants during the next seven years in the Cincinnati, Dayton and Louisville markets. The agreement calls for the first two restaurants to be opened in 1998.

         Craig F. Maier, President and CEO of Frisch's said, "As part of our strategic planning process, we have been looking for another restaurant concept to complement our Big Boy family restaurants. We definitely believe that Golden Corral is the answer. We look forward to working with the people at Golden Corral. The markets which we have agreed to develop fit perfectly with our existing Big Boy operations."

         Theodore M. Fowler, Jr., President and CEO of Golden Corral Corporation said, "Frisch's decision to invest over $45,000,000 during the next seven years in the Golden Corral system is an important vote of confidence for our concept and brand. We are extremely pleased to welcome Frisch's into our franchising system. They have a proven record of success in operating restaurants and hotels. We look forward to a long-term relationship with them."

         Golden Corral, with headquarters in Raleigh, North Carolina, is the leading restaurant chain in the grill-buffet segment of the restaurant industry, ranking first in systemwide sales and market share according to the June, 1997 NATION'S RESTAURANT NEWS Top 100 survey. Golden Corral, whose menu features steaks and a wide variety of buffet items, opened its first restaurant in 1973, and currently operates and franchises a total of 455 restaurants located in 38 states.

         Frisch's Restaurants, Inc. operates and licenses family restaurants with drive-thru service under the name Frisch's Big Boy. These operations are located in Ohio, Indiana, and Kentucky. Additionally, the Company operates two Quality Hotels with restaurants in metropolitan Cincinnati, where it is headquartered.